EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

($ amounts in millions)

Years Ended 2007, 2006, 2005, 2004 and 2003

		2007	2006	2005	2004	2003

	Income (loss) from continuing operations before income taxes, minority interest and earnings attributed to mandatorily redeemable noncontrolling interests (1)	$160.5	$141.4	$141.7	$161.4	$(5.7)

Less:	Equity in earnings (losses) of venture capital partnership investments	0.3	1.1	14.8	19.3	36.2

Add:	Distributed earnings of affiliates	—	—	—	1.5	1.2
	Distributed earnings of venture capital partnership investments	6.9	6.7	68.0	50.4	31.8

	Income (loss) from continuing operations before income taxes, minority interest, equity in undistributed earnings of affiliates and venture capital partnership investments	$167.1	$147.0	$194.9	$194.0	$(8.9)

	Fixed Charges:
	Interest expense on indebtedness (2)	$44.2	$49.2	$46.6	$40.8	$39.6
	Stock purchase contract adjustment payments	—	—	7.4	8.2	8.2
	Rental expense	1.2	4.2	2.3	3.5	3.8

	Fixed charges, exclusive of interest credited on policyholder contract balances	$45.4	$53.4	$56.3	$52.5	$51.6
	Interest credited on policyholder contract balances	157.0	171.8	191.2	201.6	207.9

	Total fixed charges, inclusive of interest credited on policyholder contract balances	$202.4	$225.2	$247.5	$254.1	$259.5

	Income (loss) from continuing operations before income taxes, minority interest, equity in undistributed earnings of affiliates and venture capital partnership investments and fixed charges	$369.5	$372.2	$442.4	$448.1	$250.6

	Ratio of earnings to fixed charges	1.8	1.7	1.8	1.8	—

	Additional earnings required to achieve 1:1 ratio coverage	$—	$—	$—	$—	$8.9

	SUPPLEMENTAL RATIO — ratio of earnings to fixed charges exclusive of interest credited on policyholder contract balances:

	Income (loss) from continuing operations before income taxes, minority interest , equity in undistributed earnings of affiliates and venture capital partnership investments	$167.1	$147.0	$194.9	$194.0	$(8.9)

	Fixed Charges:
	Total fixed charges, as above	$45.4	$53.4	$56.3	$52.5	$51.6

	Income (loss) from continuing operations before income taxes, minority interest, equity in undistributed earnings of affiliates and venture capital partnership investments and fixed charges	$212.5	$200.4	$251.2	$246.5	$42.7

	Ratio of earnings to fixed charges	4.7	3.8	4.5	4.7	—

	Additional earnings required to achieve 1:1 ratio coverage	$—	$—	$—	$—	$8.9

(1)

Earnings attributed to mandatorily redeemable noncontrolling interests included in Other operating expenses for the years ended 2007 through 2003 were $0.0 million, $0.0 million, $6.7 million, $14.3 million and $12.0 million, respectively.

(2)

Interest expense on collateralized obligations is not included as these are non-recourse liabilities to Phoenix and the interest expense is solely funded by assets pledged as collateral consolidated on our balance sheet.